February 17, 2009

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Pamela A. Long; Assistant Director

Re:	Advanced Medical Isotope Corporation
Registration Statement on Form 10
Filed on November 12, 2008
File No. 0-53497

Dear Ms. Long,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated December 9, 2008 (the “Comment Letter”) relating to Advanced Medical Isotope Corporation (the “Company”).  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Description of Business, page 4

Organizational History, page 4

2.	Please disclose in this section that your auditors have issued a going concern opinion.

We have revised the organizational history to indicate that our auditors have issued a going concern opinion.

3.
In the third paragraph, identify the natural person(s) who controls UTEK Corporation. Disclose any relationship between the registrant and UTEK Corporation prior to the acquisition of Neu-Hope Technologies.

On September 27, 2006, the Company acquired the assets of Neu-Hope Technologies, Inc (“NHTI”), a Florida corporation, and $335,000 from UTEK Corporation (“UTEK”), a Delaware corporation for 100,000 shares of Series A Preferred Stock.  95,000 shares of Series Preferred Stock was issued to UTEK and 5,000 shares was issued to Aware Capital Corporation.  The Company conducted the acquisition in order to obtain cash and NHTI’s technology, and customer relationships.  In December 2007, 5,000 shares of the Company’s Series A preferred stock were converted to 299,642 shares of common stock at $.559 per share.  The Company did not have any relationship with UTEK before the acquisition of Neu Hope Technologies.  UTEK is a public corporation.  It is our understanding that Dr. Clifford M. Gross, PhD, Chairman and Chief Executive Officer, Ms. Carole R. Wright, Chief Financial Officer and Mr. Douglas Schaedler, Chief Operating Officer, make the investment decisions on behalf of UTEK.

4.
Disclose the number of shares and percentage of total outstanding shares that would be issuable if UTEK Corporation converts the Series A preferred stock into common stock and who will exercise voting and investment power over those shares of common stock. Similar disclosure should be provided in footnote 2 to the table under ‘Item 4. Security Ownership of Certain Beneficial Owners and Management’ on page 21.

At any time after September 27, 2007, UTEK’s 95,000 Series A Preferred Stock shares can be converted to our Common Stock in the amount of $3,350,000. The number of Common Stock shares shall be calculated based on the previous 10-day average closing price on the day of conversion. As of the end of trading on January 30, 2009, the 10-day average closing price was $0.383.  UTEK can then receive 8,309,399 shares of our Common Stock for its 95,000 shares of Series A Preferred Stock.

5.	Please describe the assets acquired in greater detail and disclose the manner in which the purchase price of the acquired assets was determined in the third and fourth paragraphs.

We have described the assets acquired in greater detail and disclose the manner in which the purchase price of the acquired assets was determined.

6.
We note your disclosure that James Katzaroff currently serves as Manakoa Services Corporation’s CEO. We also note the media reports that in January 2007 Manakoa acquired a UTEK Corporation subsidiary, Infinite Identification Technologies Inc. Please explain these relationships and describe Manakoa’s and UTEK past affiliations and transactions with the company. Also describe in this section Mr. Katzaroff’s affiliation with Manakoa and disclose whether it is a shell or blank check company. Further disclose whether Manakoa is still a public company and, if so, whether it is current in filing its periodic reports.

Manakoa Services Corporation has recently changed its name to TeslaVision Corporation.  Mr. Katzaroff is an officer and a director of TeslaVision Corporation.  TeslaVision Corporation is not a shell company but is not current in its reporting.  Other than Mr. Katzaroff’s service as an officer of both corporations, there is no relationship between TeslaVision Corporation and Advanced Medical Isotope Corporation.  UTEK Corporation is a publicly-held corporation that, pursuant to its public filings, completed 45 technology transfers during their fiscal years ended December 31, 2007 and 2006.  To the best of our knowledge and belief, UTEK has no affiliation with TeslaVision Corporation.

Products. page 5

7.
Throughout this section you use technical jargon that is difficult to understand. Please revise to discuss your business more clearly. For example, we note under “Manufacturing” on page 6 that you refer to FDG as the radio-labeled glucose analog and you refer to PET as Positron Emission Tomography. Please move these clarifications to the section where you first make reference to the terms FDG and PET. Also briefly note the intended application of the F-18 FDC3 referred to on page 5.

We have revised the description in response to your comment. Many of our products are used in connection with Positron Emission Tomography (“PET”).  In cancer, changes in biochemistry occur before a tumor mass forms. As a result, PET can often identify the presence of disease earlier than a test which looks for a tumor mass.  Isotopes identified by PET include radiopharmaceutical Fluorodeoxyglucose (“FDG”), a sugar compound that is labeled with radioactive fluoride.

Radio Pharmaceuticals: Indium-111l, page 5

8.	Please delete the word “soon” and disclose a more specific date on which you intend to offer Indium Chloride sterile solution and Indium Oxine.

We have revised the description in response to your comment. We plan to offer Indium Chloride and Indium Oxine during the first six months of 2009.

Manufacturing, page 6

9.
Please disclose the basis for your assertion that no other accelerator in North America has sufficient flexibility to produce the full spectrum of PET imaging radioisotopes for diagnostic and therapeutic applications. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for this statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

We have revised the statement to indicate that this belief is based on our experience in the industry.

License Agreement, page 7

10.
Please file as exhibits the Non-Exclusive License Agreement between the registrant and Regents of the University of California and any material collaborative or research agreements you have entered into, as discussed under “Manufacturing” or advise us why the agreements are not required to be filed. Please see Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(ii)(B) requires registrants to file as exhibits “[a]ny contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.” None of the agreements mentioned within this section are contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.  The agreements, therefore, do not need to be filed.

11.
We note that if your commercialization plan is deemed unacceptable, the license agreement will terminate and “may be converted to a non-exclusive license.” Please clarify the statement since you have already indicated that it is a non-exclusive license.

We have corrected the statement in response to your comments to disclose that it is and was a non-exclusive license from inception.

12.
We note your disclosure under Item 2 regarding your operating expenses attributed to amortization of licenses. Please disclose the material terms of the license and the estimated economic useful life of this asset.

We have revised the statement to add the material terms of the license and the estimated economic useful life of this asset.

Raw Materials, page 7

13.
Please discuss the availability of the stable isotopes obtained from suppliers in Russia. Reconcile this disclosure with the discussion under “Risk Factors - We rely heavily on a limited number of suppliers” on page 14.

We have expanded the disclosure regarding the availability of our raw materials which are available from various international sources.

Customers, page 7

14.
We note in the Risk Factor section on page 11 that “unanticipated contract terminations by current customers can negatively impact operations.  Please disclose whether you are dependent on one or a few major customers and describe any contracts with these customers.

We are not dependent on one or a few major customers.  Further, given our current net losses, the termination of any agreements with current customers would not materially increase our net losses.

15.	Please describe the company’s relationship with United Pharmacy Partners Inc. in more detail.

We have entered into an affiliation agreement with UPPI to provide to the UPPI network preferred prices and special terms and conditions for certain products that we anticipate to manufacture or re-sell during 2009 and 2010.  We do not consider this to be a material contract.

Research and Development, page 8

16.	Please disclose the duration of the patent licenses and intellectual property you refer to in this section. See Item 101 (h)(4)(vii) of Regulation S-K.

We have revised the disclosure in response to your comments to include that the patent license is good for the life of the patent.

Government Regulation. page 9

17.
We note in the Risk Factor section on page 13 that you incur, and expect to continue to incur capital and operating costs to comply with environmental laws and regulations. Please disclose the costs and effects of compliance with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

Item 101(h)(4)(xi) requires the disclosure costs and effects of compliance with environmental laws (federal, state and local).  The current costs of compliance are immaterial.  As Advanced Medical Isotope Corporation expands, it expects to incur material costs.

Item IA. Risk Factors

We have increasing cash requirements, page 10

18.	Disclose the cumulative amount of operating losses incurred from inception to date.

We have disclosed the cumulative amount of operating losses in response to your comments.

Item 2. Financial Information, page 16

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

General

19.
Please expand MD&A to provide a discussion of the effect of recent economic events on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.

We have revised the disclosure in the Liquidity and Capital Resources section in response to your comments.  The recent economic events, including the substantial decline in the global capital markets, as well as the lack of liquidity in the credit markets, could impact our ability to obtain financing and our ability to execute our business plan.  Although market conditions have deteriorated, we believe healthcare institutions will continue to purchase the medical solutions that we distribute.  As a development stage company with modest sales from our inception, we are unable to determine the effect of the recent economic crisis on our sales.

Results of Operations, page 16

20.
Please discuss in greater detail the business reasons for the changes between periods in revenue and cost of goods sold.  In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

We have revised the disclosure in response to your comments.

21.
Please revise your disclosure to also discuss the business reasons for the changes in operating expenses and net loss for the subsequent interim period. Your current disclosure only discusses the changes in operating expenses and net loss for the two years ended December 31, 2007.

We have revised the disclosure in response to your comments.

22.
You disclose on page 17 that your net loss for the six months ended June 30, 2008 was $2,234,955.  Based on your statement of operations, it appears that your net loss was actually $2,696,782. Please revise or advise.

We have revised the disclosure by including information for the nine months ended September 30, 2008.

Liquidity and Capital Resources, page 17

23.
Please provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations and ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity. In addition, please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

We have revised the disclosure in response to your comments by amending the Liquidity and Capital Resources section.

Contractual Obligations. page 17

24.	Please revise your table so that the sum of your contractual obligations for each period and in total appears at the bottom of the table.

We have revised the disclosure in response to your comments by amending the table.

Recent Accounting Pronouncements, page 18

25.
We note that you are currently evaluating the impact of the adoption of SFAS 155, 156, 157, 159 and FIN 48. Since these pronouncements are already effective for you, please revise to disclose your conclusion of the impact of adoption of these pronouncements.

We have revised the disclosure in response to your comments by disclosing these standards did not have a material impact on the Company’s financial statements.

Item 3. Description of Property. page 20

26.
Please explain in the first paragraph why the lease agreement entered into on July 17, 2008 was made effective approximately one year earlier on August 1, 2007. Indicate that rent for the year beginning August 1, 2009 will be $4,092, Please verify the accuracy of the calculations of the monthly rental amounts.

We have corrected the date to July 17, 2007 and verified the calculations of the monthly rental amounts.

Item 4, Security Ownership of Certain Beneficial Owners and Management. page 21

27.	Please update the November 12, 2008 date to the most recent practicable date and reconcile the number of shares issuable to UTEK with the calculation disclosed in footnote 2.

At any time after September 27, 2007, UTEK’s 95,000 Series A Preferred Stock shares can be converted to our Common Stock in the amount of $3,350,000. The number of Common Stock shares shall be calculated based on the previous 10-day average closing price on the day of conversion. As of the end of trading on January 30, 2009, the 10-day average closing price was $0.383.  UTEK can then receive 8,309,399 shares of our Common Stock for its 95,000 shares of Series A Preferred Stock.

Item 5. Directors and Executive Officers. page 21

28.
In each director’s and executive other’s biography, please disclose the dates of his term of office with the registrant. Also, briefly describe their principal occupations and employment during the last five years, indicating the period of time such occupation and employment were carried on. For each director, indicate any other directorships held by such person. See Item 401 of Regulation S-K.

We have amended the biographies to include the required information.

Item 6. Executive Compensation. page 23

29.	Please include a narrative description of the summary compensation table, including disclosure regarding the officers’ employment agreements. See Item 402(o) of Regulation S-K.

We have included a narrative to describe the Company's employment agreements.

30.	Please identify the persons who performed the consulting services and describe the type of consulting services performed.

We have identified the type of consultant and consultory services provided for each grant.

Director Compensation. page 26

31.	Please provide the director compensation table required by Item 402(r) of Regulation S-K.

We have added a director’s compensation table to Item 6.

Item 7. Certain Relationships and Related Transactions. page 27

32.	Please identify the parties to each related party transaction in this section.

We have provided the identities of the parties to the related transactions.

33.
Please provide the disclosure required by Item 404(c) of Regulation S-K. Since it appears that the company was a shell until 2006, also provide the disclosure required by Item 404(c)(2) of Regulation S-K.

James C. Katzaroff  took part in founding and organizing the business of the Company and is a promoter of the Company as defined by Rule 405 of the Securities Act of 1933 . James C. Katzaroff  will not receive any compensation in connection with this registration statement. During the past five years, James C. Katzaroff received the salary, bonus and options disclosed in the Summary Compensation Table.

34.
Please provide a list of all parents of the company showing the basis of control and as to each parent, the percentage of voting securities owned or other basis of control by its immediate parent, if any. See Item 404(d)(3) of Regulation S-K.

Advanced Medical Isotope Corporation does not have any parents.

35.	Please describe in greater detail the business dealings with Mirari, including the following:

•	Disclose the business reasons for advancing funds to Mirari in the amount of $33,000 and why this was written off as bad debt.

•	Explain why the company purchased the note receivable due Mirari in the amount of $28,500 and why this investment was written off in 2006.

•	Describe the assets the company proposes to acquire from Mirari and disclose the proposed acquisition costs of Mirari in 2008.

•	As to the assets acquired or to be acquired by the registrant from Mirari, provide the disclosure required by Item 404(c)(1)(ii) of Regulation S-K.

The Company made investments, in the form of notes receivable to Mirari.  Mirari could not repay the loans and, as a result, the Company wrote off those notes receivable to properly value its assets.  It is management’s intention to acquire all the assets, which consists of certain intellectual property related to nuclear facilities, and common stock of Mirari during the year 2009.  There have not been, however, any negotiations between us and Mirari.

Item 10. Recent Sales of Unregistered Securities. Page 29

36.
For each sale of unregistered securities transaction, expand the description to disclose the aggregate considered received by the company and the per share price at which the securities were issued. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. See item 701(c) of Regulation S-K.

We have revised the disclosure in response to your comment.

37.
For each transaction, please give the names of the principal underwriters, if any. For the transactions consummated in 2008, name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

There were no principal underwriters for any of the transactions.  We have revised the disclosure in response to your comment.

38.
Indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

We have revised the disclosure in response to your comments.  The shares of common stock were sold or issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

39.	Please include the securities transactions listed on pages F-28, and F-40 through F-42.

We have revised the disclosure in response to your comments by adding such transactions.

Item 11. Description of Registrant’s Securities to be Registered, page 31

40.	Please update the October 3, 2008 date in the first paragraph and disclose the amount of securities issuable upon exercise of outstanding options, warrants and rights.

We have revised the disclosure in response to your comments.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. page 32

41.
Please revise your disclosure to state the specific date of dismissal of your former accountant, as required by Item 304(a)(1)(i) of Regulation S-K. In addition, please disclose the date that you engaged HJ and Associates, LLC. See Item 304(a)(2) of Regulation S-K.

We have revised the disclosure in response to your comments.

42.
In addition, Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountants report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please revise accordingly.

We have revised the disclosure in response to your comments.

43.	Please include as an exhibit the letter from your former accountant indicating whether or not they agree with your disclosures. See Item 304(a)(3) of Regulation S-K.

We have included as an exhibit a letter from the former accounting firm.

Item 15. Financial Statements and Exhibits. gage 33

Financial Statements for the Year Ended December 31, 2007

General

44.	Please disclose in your financial statements the amount of research and development costs you have incurred for the fiscal years ended December 31, 2007 and 2006. See paragraph 13 ofSFAS 2.

We have revised the financial statements in response to your comments by including research and development costs in Note 2.

Balance Sheets, page F-3

45.
Based on your statements of changes in shareholders’ equity (deficit), it appears that the number of preferred stock shares issued and outstanding for the two years ended December 31, 2007 are actually 95,000 and 100,000. Please revise the description of your preferred stock on the face of the balance sheet accordingly.

We have revised the financial statements in response to your comments by amending the face of the balance sheet.

Statements of Cash Flow, page P-7

46.
We note that you have reflected the changes in prepaid expense paid with stock within your statement of cash flows. This appears to be a noncash transaction that does not represent cash receipts or cash payments and accordingly should be disclosed outside of the statement of cash flows. See paragraph 32 of SFAS 95 and advise or revise accordingly.

We have revised the financial statements in response to your comments by amending the statement of cash flows and Note 14.

Notes to the Financial Statements

47.
Please disclose the specific terms of the most stringent and/or material debt covenants in any of your debt agreements. Please include a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

We have revised footnote 10 in response to your comments.

Note 1  Nature of Organization. page F-8

Going Concern, page F-8

48.
Please revise your going concern disclosure to provide robust disclosures regarding the substantial doubt about your ability to continue as a going concern. Specifically, please revise your disclosure to include;

•	The possible effects of such conditions and events.

•	Your evaluation of the significance of the conditions and events and the mitigating factors.

•	Whether there is any possibility that you would discontinue operations.

•	Detailed description of your plans for dealing with the adverse effects of the conditions and events.

We have revised the Note 1 in response to your comments.

Note 2 - Summary of Significant Accounting Policies. Daze F-9

General

49.
We note your disclosures on pages F-10 and F-Il regarding your accounting for impairment of long-lived assets. Please enhance your disclosure to identify each of the significant assumptions used in your analysis and explain the basis for each such assumption. Please also expand your disclosure to provide additional insight on how you perform your impairment analysis under SFAS 144 to include the following:

•
Please clarify how you determine when to test for impairment. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances; and

•
Please discuss the specific valuation methods used to determine fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well as whether certain estimates and assumptions are more subjective than others.

We have revised the Note 2 in response to your comments.

Note 5 - Related Party Transactions. page F- 15

Rent and Other Administrative Expenses, page F- 16

50.
Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which maybe present in your leases. Paragraph Sn. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

There are no a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions in our leases.

51.
Please revise to disclose the total amount of rental expense incurred for all operating leases foreach period presented. Your current disclosure of rental expense per location does not comply with paragraph 16(c) of SFAS 13.

We have revised the footnotes in response to your comments.

Note 6 - Business Combination. page F-16

52.
Regarding your acquisition of the assets of the life sciences business segment of Isonics Corporation, please tell us whether you determined this to be an acquisition of a business based on the guidance provided in Rule 11-01(d) of Regulation S-X. Please provide us with a summary of your analysis performed to make this determination. If you determine that this was an acquisition of a business pursuant to Rule 11-01(d) of Regulation S-X, please provide us with your significance tests under Rule 8-04 of Regulation S-X for each period presented. If in any period this acquisition was significant in excess of the 20% level, we remind you that this entity’s separate financial statements are required to be included for all periods presented. These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period. Please also tell us what consideration you gave to providing pro forma financial statements pursuant to Rule 8-05 of Regulation S-X.

Advanced Medical Isotope Corporation regards the acquisition of some of the assets of the life sciences business of Isonics Corporation to be a purchase of assets and not the acquisition of a business.

For purposes of Rule 11-01(d) of Regulation S-X, “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations”. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business includes whether certain attributes remain with the component after the transaction.

Evaluating the purchase of the assets of Isonics, there was no continuation of the physical facilities of Isonics, no employees from Isonics became employees of Advanced Medical Isotope Corporation.  Advanced Medical Isotope Corporation did not acquire the market distribution system or sales force of Isonics but have used its own sales force to sell its products. Advanced Medical Isotope Corporation uses production techniques for Indium 111 acquired from Isonics but this is not a particularly specialized production technique and there was not trade name associated with the production of Indium 111 nor were there any trade names acquired by Advanced Medical Isotope Corporation.  Advanced Medical Isotopes continues to sell to Isonics customer base and has taken advantage of certain customer lists acquired from Isonics. The potential customers interested in purchasing Indium 111 and similar products, however, is a small community and includes customers identified by Advanced Medical Isotope Corporation.

Evaluating Rule 11-01(d) of Regulation S-X and the facts and circumstances involved in the purchase of Isonics, Advanced Medical Isotope Corporation properly concluded that it did not acquire a business as there was not sufficient continuity of the acquired entity’s operations and the company does not believe that disclosure of prior financial information would materially aid to the understanding of future operations and could even be misleading.

53.
Please clarify whether you determined your acquisition of the assets of the life sciences business segment of Isonics Corporation to be a business combination pursuant to paragraph 9 of SFAS 141. If so, please provide all of the disclosures required by paragraph 52 of SFAS 141, including a condensed balance sheet that clearly shows the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date.

Evaluating Rule 11-01(d) of Regulation S-X and the facts and circumstances involved in the purchase of Isonics, Advanced Medical Isotope Corporation properly concluded that it did not acquire a business as there was not sufficient continuity of the acquired entity’s operations and the company does not believe that disclosure of prior financial information would materially aid to the understanding of future operations and could even be misleading

54.
We note your disclosure in this footnote of the results of operations from this business combination. Please revise to disclose the results of operations on a pro forma basis in accordance with paragraphs 54 and 55 of SFAS 141.

Evaluating Rule 11-01(d) of Regulation S-X and the facts and circumstances involved in the purchase of Isonics, Advanced Medical Isotope Corporation properly concluded that it did not acquire a business as there was not sufficient continuity of the acquired entity’s operations and the company does not believe that disclosure of prior financial information would materially aid to the understanding of future operations and could even be misleading

Note 7 - License Fee Acquisition, page F-18

55.
You disclose that you acquired the assets of Neu-Hope Technologies, Inc. in September 2006. Your disclosures indicate that you determined that you did not acquire a business. We remind you that Rule 11-01(d) of Regulation S-X should be used to determine if you have acquired a business for purposes of determining whether audited financial statements and pro forma financial information are required. Using this guidance, please demonstrate how you determined you did not acquire a business. Your analysis should include a complete description of the assets acquired, the cost to acquire the assets and an indication as to whether the assets acquired represented substantially of the operating assets of the entity from which they were acquired.

For purposes of Rule 11-01(d) of Regulation S-X, “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations”. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business includes whether certain attributes remain with the component after the transaction.

Advanced Medical Isotope Corporation regards the acquisition of Neu Hope Technologies, Inc. (“Neu Hope”) to be a purchase of assets and not the acquisition of a business.  Advanced Medical Isotope Corporation acquired Neu-Hope in a stock transaction that gave Advanced Medical licensing rights to a compact generator to produce medical isotopes and cash.

Evaluating the purchase of Neu Hope, there was no continuation of any physical facilities of Neu Hope and no employees from Neu Hope became employees of Advanced Medical Isotope Corporation.  Advanced Medical Isotope Corporation did not acquire the market distribution system or sales force of Neu Hope. Advanced Medical Isotope Corporation obtained no production from Neu Hope.  Neu Hope did not have a customer base or any customer lists.

Evaluating Rule 11-01(d) of Regulation S-X and the facts and circumstances involved in the purchase of Isonics, Advanced Medical Isotope Corporation properly concluded that it did not acquire a business as there was not sufficient continuity of the acquired entity’s operations and the company does not believe that disclosure of prior financial information would materially aid to the understanding of future operations and could even be misleading.

Note 8 -  Prepaid Expenses Paid with Stock, page F- 19

56.
We note that you had prepaid expenses in the amount of $266,348 that were expected to mature in 2008; however, you disclose on the face of your balance sheet that the current portion of prepaid expenses paid with stock was only $239,250. Please advise or revise.

We have revised Note 8 in response to your comments.

Note 10 - Capital Lease Obligations. page F-l9

57.
Please help us further understand how your accounting complies with SFAS 13. Specifically, please tell us the initial amount for which you recorded an asset and obligation in September 2007 related to each of the capital leases pursuant to paragraph 10 of SFAS 13 as well as how you determined these amounts. Please provide us with a rollforward so that we can understand how you arrived at the balances related to these capital lease obligations as of December 31, 2007.

We have revised Note 10 in response to your comments.

Note 12 - Stockholders’ Equity, page F-21

58.
At the top of page F-23 you disclose that you issued 1,000,000 shares of common stock to your CEO for consideration of past services based upon a previously determined value of $.07 per share. You also state that stock-based compensation expense of $70,000 has been recognized in the accompanying financial statements for the year ended December 31, 2007. At the bottom of page F-24 you disclose that you granted the CEO options to purchase 1,000,000 shares of common stock at an exercise price of $07 per share. You indicate that you recorded $70,000 of stock-based compensation during the year ended December 31,2006. Please clarify whether these disclosures are related to the same transaction. If so, please clarify why $70,000 was recorded in both the year ended December 31, 2006 and the year ended December31, 2007. If these are two separate transactions. please clarify how you determined it was appropriate to use a value of $.07 per share in the December 2007 transaction. Please clarify your disclosures as necessary.

We have revised Note 12 in response to your comments.

Common Stock. page F-22

59.
Your disclosures indicate that you repeatedly issued shares of common stock in exchange for services. Your disclosures state that you recorded the transaction on your financial statements based on the quoted market price of stock on the transaction date. For each transaction or related type of transactions, please disclose how your accounting of these transactions including the fair value used to record the transaction complies with EITF 96-18.

We account for equity instruments issued in exchange for the receipt of goods or services from non-employees in accordance with the consensus reached by the Emerging Issues Task Force, or EITF, in Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services . Costs are measured at the fair market value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of the date on which there first exists a firm commitment for performance by the provider of goods or services or on the date performance is complete.  The Company recognizes the fair value of the equity instruments issued that result in an asset or expense being recorded by the company, in the same period(s) and in the same manner, as if the Company has paid cash for the goods or services.

Preferred Stock. rage F-22

60.
You state that the Series A Preferred Stock shares can be convened to unrestricted common stock in the amount of $3,350,000. The number of shares shall be calculated based on the previous 10 day average closing price on the day of conversion. Please tell us what consideration you gave to SFAS 133 and EITF 00-19 in accounting for the conversion feature, with specific reference to paragraphs 20 through 24 of EITF 00-19.

When the Series A Preferred Stock was initially issued, the Company recorded the $3,350,000 purchase by crediting “Preferred Stock”. $100 ( for the par value of the 100,000 shares) and the remainder to “Preferred Stock Redeemable” as further described in the response to comment #61 below.  The $3,349,900 was classified as a liability as EITF 00-19 precluded the Company from using equity classification.

61.	Please disclose the nature of the line item described as Preferred Stock Redeemable as Common on your balance sheets as well as how this amount was determined.

Preferred Stock Redeemable represents the balance of Series A Preferred Stock that can be converted into common shares.  The balance at December 31, 2007 represents 95,000 shares of Series A Preferred Stock multiplied by $33.499 ($33.50 stated value for each share less the $0.001 par value for each share).

The balance at December 31, 2006 represents 95,000 shares of Series A Preferred Stock multiplied by $33.499 ($33.50 stated value for each share less the $0.001 par value for each share) equal to $3,349,900 less the unamortized discount of $94,917.  The discount represents the Company’s then-one year incremental borrowing rate of 9.25%, less the 5% interest rate provided for in terms of the Series A Preferred Stock (4.25% times the $3,350,000, or $142,375).  The $142,375 was then amortized over twelve months as interest expense.  As of December 31, 2006, the discount was amortized for four months totaling $47,458.

62.	Please disclose all the terms, rights, and obligations associated with your preferred stock, including if there are any redemption terms. Refer to paragraphs 4 through 8 of SFAS 129.

The Series A preferred stock shares can be converted to unrestricted common stock in the amount of $3,350,000. The number of shares shall be calculated based on the previous 10 day average closing price on the day of conversion.  Additionally, during the initial twelve months period in which UTEK is holding said preferred stock, interest shall accrue at the annual rate of five percent, compounded quarterly, payable in cash or in common shares of the Company. The Company has no right to redeem any shares of Series A Preferred Stock.  The Series A Preferred Stock has no voting rights.

Note 13 - Concentrations of Credit and Other Risks, page F-26

63.	Please disclose, for each customer who represents ten percent or more of your revenues, the total amount of revenues from each such customer. See paragraph 39 of SFAS 131.

We have disclosed that we have customers that represent more than 10% of our sales.  We are not, however, dependent on one or a few major customers as, given our current net losses, the termination of any agreements with current customers would not materially increase our net losses.

Financial Statements for the Period Ended June 30, 2008

General

64.	Please address the above comments in your interim filings as well.

We have addressed the above comments in our interim financial statements.

65.
Please revise to include interim financial statements for the period ended September 30. 2008. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

We have included the interim financial statements for the period ended September 30, 2008 in our amendment.

Notes - Related Party Transactions. page F-34

Rent and Other Administrative Expenses, page F-34

66.	Please provide your future minimum lease payments in the aggregate rather than on a lease by lease basis. Please revise here and on pages 27 and 28. See paragraph 16(b) of SFAS 13.

We have revised the footnotes in response to your comment.

Note 8 - Prepaid Expenses Paid with Stock, page F-38

67.
We note your disclosure that stock issued for prepaid rent will expire annually through July 2013 at the rate of $37,500 per year; however, based on your detailed listing, prepaid expenses in the amount of $21,875 are expected to mature for the twelve month period ended June 30, 2012. Please revise or advise. Please also help us understand how these amounts agree to the amounts presented on the face of your balance sheet.

We have revised Note 8 in response to your comment.

We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

Sincerely,

/s/ Andrea Cataneo
Andrea Cataneo, Esq.
Title